ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 21 August 2008	OTCBB Code: OBTLY

ORBITAL DELIVERS PROFIT OF $0.5 MILLION FOR 2008 FINANCIAL YEAR

PERTH, AUSTRALIA: Orbital Corporation Limited (ASX: OEC – “Orbital”) today announced its financial results for the year ended 30 June 2008:

Key Features

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Net profit after tax of $0.5 million compared to a profit of $1.3 million last year.

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$1.2 million reduction in profit due to the strong Australian dollar.

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$1.7 million investment in Orbital Gas Products, signalling expansion into the Alternative Fuels market.

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Strong financial position with cash on hand at 30 June 2008 of $8.8 million.

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Synerject manufacturing joint venture commences production of electronic control units in China.

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First cash dividend payment of US$840,000 received from the Synerject manufacturing joint venture.

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Polaris releases 1st production ATV using Orbital technology.

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Commonwealth Government provides funding of $2.8 million to establish a new test facility for heavy duty engines.

“Despite a generally tough operating environment, we are pleased to have achieved a profit for the year,” said Orbital’s newly appointed CEO, Mr Terry Stinson. “Importantly, we are in a strong financial position with cash on hand of $8.8 million at year-end, which gives us the balance sheet strength to pursue our growth objectives.”

“We have achieved several important strategic goals during the year, including our expansion into the alternative fuels business through the acquisition of Sydney-based Orbital Gas Products,” Mr Stinson commented. “These growth initiatives will add value in future years and position the Company extremely well in the current environment.”

FINANCIAL OVERVIEW

Total revenue for the year ended 30 June 2008 decreased marginally to $14.9 million (2007: $15.2 million). Revenue generated in US dollars was negatively impacted by the strength of the Australian dollar. The average exchange rate in FY2008 was 92 US cents compared to 80 cents in FY2007, reducing revenue by $0.6 million year-on-year.

Engineering revenue decreased by $0.8 million (7%) to $11.7 million, offset by increased royalty and licence income of $0.4 million to $2.7 million and increased other income of $0.1 million. The engineering income was generated across a range of programs including the second National In-Service Emissions Study for the Commonwealth Government through the Roads and Traffic Authority of NSW and a health impact study for E5-E10 fuel. Engineering revenue from North American customers declined by $2.4 million (45%) as a result of tough economic conditions in the USA.

Royalty volumes were steady year-on-year, representing a solid performance considering the significant downturn in the North American marine market. Royalties received were negatively impacted by the strong Australian dollar but this was offset by increased licence fees.

Orbital’s profits from Synerject LLC, its North American manufacturing joint venture with Continental, were reduced to $2.4 million compared to $3.2 million last financial year. The strengthening Australian dollar was a significant factor, impacting the result by approximately $0.4 million.

Synerject’s revenue and profit was also influenced by tough economic conditions in the USA, particularly in the marine market. North American customers represent 55% of Synerject’s total revenue.

Synerject commissioned a manufacturing facility in China during the year which commenced production and shipped its first product to customers in Taiwan. The initial low volumes and start up costs resulted in a US$2.0 million loss for Synerject China, compared to US$0.7 million in FY2007. Notwithstanding these factors, Synerject generated US$2.6 million operating cash flow for the year, paid dividends to Orbital and Continental and remains in a strong financial position with a gearing ratio of only 18%.

Total expenses were similar to last year, with employee expenses increasing by 4% to $9.8 million due to inflationary pressures in Western Australia. Operating consumables decreased by $0.7 million (44%) due to reduced engineering activity and project mix. Compliance costs increased by $0.1 million due to the implementation of a Sarbanes Oxley section 404 compliance program. Finance costs of $0.9 million (FY2007: $0.8 million) consist of a notional interest charge (non cash) representing the write up of long term, non-interest bearing borrowings to fair value in each accounting period.

Orbital’s net cash outflow from operating activities was $0.9 million. Prior to changes in assets and liabilities, operating activity cash outflow was $0.1 million. At 30 June 2008 receivables included the $2.8 million Commonwealth Government grant which was received in July. In FY2007 Orbital raised $4.0 million through a share placement and successfully completed a share purchase plan raising a further $5.2 million. After transaction costs, a total of $8.8 million was raised.

At 30 June 2008 Orbital had cash on hand of $8.8 million.

Alternative Fuels

During the year, Orbital has expanded into the alternative fuels industry, working with CNG, LPG, LNG and alcohol based fuels, both at the industry support and R&D level.

The rising cost of fuel, increasing environmental awareness and the depleting world supply of crude oil have further strengthened the call for alternative fuels and energy management. Both of these areas have strong growth potential for Orbital, which has both the skill base and infrastructure to provide significant value to customers.

Initial steps were taken late in the financial year to commence Orbital’s growth into the alternative fuels industry with the acquisition of Orbital Gas Products (OGP) (formally Boral Alternative Fuel Systems).

OGP is a tier 1 supplier of LPG systems to the Ford Motor Corporation in Australia and to the aftermarket operators, assembling and distributing original equipment products in Australia and New Zealand; these are manufactured by Vialle, a leading Netherlands-based international manufacturer of LPG automotive fuel systems. OGP has direct access to Vialle’s new Liquid Injection (LPi) expertise, application experience and Intellectual Property. Orbital’s technical skill base will complement the development of the next generation OGP systems.

Reinforcing its position in the alternative fuels business, Orbital secured Commonwealth Government support to install a heavy duty engine testing facility at its Perth headquarters capable of operating engines on natural gas, LPG and biodiesel as well as diesel and gasoline. The facility will provide the following services:

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Heavy duty engine emissions testing research of in-service vehicles for Commonwealth and State Government authorities;

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Engine development and emission testing services for Australian and Asian companies seeking to develop cleaner engine technologies and reduce greenhouse gas emissions; and

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Heavy duty engines emissions research for government authorities seeking to validate the environmental credentials of alternative fuel and drive-train technologies for heavy vehicle applications in Australia and Asia.

Synerject

Orbital’s 50% owned joint venture with Continental Corporation, Synerject LLC, is a supplier and manufacturer of engine management systems (EMS) and electronic fuel injection systems for non-automotive OEMs.

Notwithstanding the generally difficult market conditions during the year, particularly the North American marine market, Synerject generated a 2% increase in revenue to US$81 million.

The recently commissioned manufacturing facility in Changchun China, which is responsible for the production of the newly developed M3 ECU, shipped its first product during the financial year. The M3 ECU has been developed to meet emissions requirements for the motorcycle market in China where Euro 3 standards have recently been introduced.

Synerject’s first customers are in Taiwan with Chinese customers expected to take product in the FY2009 financial year. The establishment of the Changchun facility together with an engineering support base in Chongqing and low initial sales volumes has resulted in a loss of US$2 million in China for the year.

The Delavan facility, which is responsible for the manufacture of the Bombardier E-TEC fuel system and ECU, recorded a 4% reduction in sales but improved EBIT by approximately US$1 million. This was achieved by the introduction of reduced supply costs and facility efficiencies in line with productivity targets.

The Newport News facility manufactures air injectors and fuel rail assemblies for customers utilising Orbital’s air assist direct injection (OCP) technology. Sales were down by 1% due to reduced volumes in the North American marine market due to the slowing US economy.

Synerject took on new customers and introduced new products during the financial year including Ducati and the E-TEC snowmobile.

Orbital’s equity accounted share of the Synerject result was adversely affected by A$0.4 million compared to FY2007 due to the strong Australian dollar.

Synerject generated US$2.6 million (FY2007 US$2.6 million) operating cashflow. Investment in plant and equipment (principally in China) required US$0.7 million (FY2007 US$2.5 million) and net debt repayments were US$1.8 million (FY2007 US$0.5 million). Net debt at 30 June 2008 was US$3.1 million representing a gearing ratio of 18% (FY2007 21%).

During the financial year Synerject paid its first dividend of US$0.84 million to each of the joint venture parent companies.

Licensing and Royalties

Orbital licences its patented direct injection technology to original equipment manufacturers and suppliers. Since product introduction in 1996, over 1.6 million air injectors/cylinders have been sold, reducing greenhouse gas emissions and improving fuel economy.

Orbital products in the Marine Outboard sector, primarily the Mercury Marine Optimax and Tohatsu TLDi engines, stood up well in a US market that has suffered a significant downturn in tough economic conditions.

Licensing and Royalty revenue increased by 17% to $2.7m compared to the previous financial year. Despite the steady royalty volumes, the contribution from this business segment fell by $0.3 million due to the impact of the weaker US Dollar and the product mix.   This negative impact was offset by increased license fees.

New products using Orbital’s technologies introduced this year include the Polaris MV800 ATV and the Envirofit retrofit kit for the 3 wheeler taxis in the Philippines.

The production launch of the Polaris MV800 is a key milestone for Orbital. This multi-fuel, all terrain vehicle is the first 4 stroke engine product to use Orbital’s technology. The direct injector required for the 4 stroke engines was fully productionised by Synerject.

Envirofit, a not-for profit organisation, developed and supplies a retrofit kit for the 3 wheeled taxis in the Philippines, giving significant reductions in emissions and up to 35% improvement in fuel economy.  The fuel economy advantage is very attractive to the driver/owner as fuel costs are a significant part of operating costs.  Initial volumes are low, with potential for increase in the coming year.

Mercury Marine launched 2 new variants of the Optimax outboard family, the Jet 80 and 100 hp outboard units.

The production Bajaj DI Autorickshaws are now available in Pune and Varanasi with positive market feedback.  Bajaj also has a license for LPG/CNG variants of this product.

The European motorcycle market for DI remains flat and will likely remain so until the next stage of Euro III emissions is implemented, scheduled for 2009/2010.  In the interim, the interest in high performance 2 stroke DI engines continues as this enables potential product retaining all the 2 stroke performance attributes while meeting the European emission requirements.  The profile of these products is high, however the over-all volume produced is low compared to traditional scooters and motorcycles.

The interest in direct injection of 4 stroke engines for products such as motorcycles continues.  Direct injection applied to a 4-stroke motorcycle results in better fuel economy and improved emissions.  Orbital is undertaking multiple programs to assist customers in development and assessment in this market segment.

OEM’s using Orbital’s technology achieved the following awards during FY08, highlighting the performance of these products:

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Kymco X-Mode 100 motorcycle using Orbital’s systems received the Taiwan Environmental Agency (EPA) award as the best motorcycle in their green motorcycle ranking.

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Mercury Marine received for the 3rd consecutive year the J.D. Power Award for delivering the highest customer satisfaction in the direct-injected (DI) outboard category.

Engineering Services (ES).

Orbital’s ES provides professional technology engineering services to Governments, industry, engine manufacturers, OEM’s and their suppliers, with key activities in Australia, China, India, USA, Europe and Japan.

Engineering Service revenue decreased by 7% to $11.7m for the full year compared to the previous year, reflecting the challenges of the downturn in the general market and the stronger Australian dollar. This department provided increased internal support for Orbital’s business development in areas such as the formation of Orbital Gas Products and in the development of the Heavy Duty Engine Test Facilities that are now well underway.

Key external customer programs this year include:

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Long term contract with the Roads and Traffic Authority of NSW to manage the second National In-Service Emission Study (NISE)

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E5-E10 health impact study

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Continued contract work to assist in the development  a dual fuel (CNG/Diesel) Engine Management System (EMS) suitable for the Australian heavy duty truck fleet

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Design and development of new family of “clean” general purpose engines

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Development of fuel systems for utility, lawn and garden engines

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Support for customer application programs of Orbital’s proprietary technologies

With greatly increased public awareness of global warming, rising oil costs and concerns regarding the longer term availability of crude oil, the call for alternative fuels and for energy/emission management has never been stronger. Orbital’s ES are well positioned to provide key technology services in the forthcoming year targeting high value add programs.

FlexDI:

A new initiative, FlexDITM, was launched during the year, supported by the R&D of previous years. The FlexDITM system “One Engine – Any Fuel” is the expansion of Orbital’s Direct injection systems to operate with a wide range of both liquid and gaseous fuels and has generated significant response from China and Europe.

With the capability of spark ignition combustion of heavy fuels such as kerosene and diesel for non-automotive applications, the FlexDITM system offers “bi” and “multi” fuel capability.

Orbital Research and Development:

Orbital’s R&D, aligned with the growing importance of alternative fuels and energy management, are central to Orbital’s activities aimed at positioning the company as a leading edge technology company with the ability to provide solutions to OEM’s and Industry.

The continued commitment to the core R&D has resulted in 20 new patent applications being granted and 4 new patents applications in the last 12 months, strengthening the Orbital patent portfolio and extending the life of the current and future royalty streams.  Over the 3 year period since commitment to internal R&D programs, some 83 patent applications have been granted along with 15 new patent applications.

During the year technical papers highlighting the results from the R&D programs and showcasing Orbital’s technology development capability to global OEM’s have been presented at a number of key technical conferences and congresses, with the paper on 100% Ethanol (E100) being awarded the best overseas paper at the 2007 Congresso SAE Brasil, São Paulo, Brazil and resulting in subsequent commercial discussions in South America where use of alternative fuels such as E100 are already very well established.

Summary & Outlook

Orbital’s core technical strengths and focus on investigating and supporting alternative fuel applications – reinforced by recent strategic business acquisitions and partnerships – have opened the way for the Company to become a strong player in the alternate fuels industry.

The acquisition of OGP marks the first step in the Company’s planned expansion into the alternate fuels market. The OGP acquisition is expected to be immediately earnings per share positive, with the potential to generate further growth into the future.  Orbital is uniquely placed to capitalise on the increasing demand for environmentally and cost efficient fuel alternatives, having both the technical expertise and experience in gaseous fuel technologies to develop new and improved products for the Australian market.

The Commonwealth Government Grant announced recently for the Company’s new Heavy Duty Test Facility underpins the Group’s planned technical and commercial expansion phase into the LNG (Liquid Natural Gas) market. This market is being driven by concerns about the availability and cost of diesel fuel given the strong global demand for conventional fuels. Orbital will continue to provide engineering services and technical support to the LNG market and initiate future growth in the market with the introduction of a line of commercial products using its gaseous combustion product knowledge.

In India and China, demand for CNG (Compressed Natural Gas) applications are also growing as a result of rising fuel costs and environmental concerns.  Bajaj continues to have an interest in pursuing their license to expand Orbital’s FlexDI technology to explore additional opportunities in India.

Synerject’s investments in China over the past year have begun to pay dividends, with sales of product from China targeted to increase between US$10 million and US$15 million next financial year.

Synerject’s high volume motorcycle systems sales in China are dependent on the release and enforcement of emissions legislation in this market segment.  While it is difficult to predict the exact timing of the legislation and enforcement, the Company is confident that Synerject is positioned to take advantage of this market opportunity. The first Chinese motorcycle customer launches are expected in this calendar year. These will be low volume start-up programs aimed at testing the market for fuel injected, high feature, more fuel efficient and more expensive product offerings.

The continuing market weakness in the United States marine industry is expected to continue to impact royalty revenues and the market for other recreational products supported by Orbital. An offset to this is the continuing roll-out of the FlexDI based Bajaj Direct Injected Autorickshaw in India, for which market feedback has been positive and sales are expanding into additional regions in India.

The Engineering Services segment of Orbital will benefit from the strategic OGP acquisition. The Engineering Services order book is currently more than $5 million, which is in line with this time last year.

Orbital remains committed to adding additional value to our traditional core revenue streams through expansion into the alternative fuels business through R&D and strategic business mergers and acquisitions. As a part of our expanded growth strategy, Orbital will be investigating areas where our unique skill sets and technical infrastructure can be used to capitalise on new opportunities being created by higher fuel prices and environmental concerns, reinforcing and increasing  profitability for the company and our shareholders in the year ahead.

We are focusing on implementing our strategic investment initiatives and targeting continued profitability year on year.

ENDS

CONTACTS	Mr Terry Stinson Chief Executive Officer Mr Keith Halliwell Chief Financial Officer Tel: +61 8 9441 2462	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.